BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
12540 BROADWELL ROAD, SUITE 1203
MILTON, GA 30004

February 17, 2015

Jay Ingram
Legal Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brooklyn Cheesecake & Desserts Company, Inc.
Amendment 1 to Current Report on Form 8-K
Filed December 15, 2014
File No. 1-13984

Dear Mr. Ingram:

By letter dated January 6, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Brooklyn Cheesecake & Desserts Company, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment 1 to Current Report on Form 8-K filed December 15, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Entry Into a Material Definitive Agreement, page 1

1.
Refer to comment 7 in our letter dated December 2, 2014. As requested previously, refile by amendment to the Form 8-K filed October 22, 2014, Exhibit 10.1 with a list identifying briefly the contents of all omitted schedules. Additionally, provide us a copy of all omitted schedules.

Response:

We have refiled by amendment to the Form 8-K filed October 22, 2014, Exhibit 10.1 with a list identifying briefly the contents of all omitted schedules. We have provided you with copies of all omitted schedules via regular mail.

Vertical Integration and Internalization, page 4; Customers, page 4:

2.
Refer to comments 8 and 9 in our letter dated December 2, 2014. It appears that the agreements for your access to disposal facilities owned or operated by third parties and the two municipal contracts accounting for 32% and 21% of your long term contracted revenues for the fiscal year ended December 31, 2013 are material contracts required to be filed under Item 601(b)(1) of Regulation S-K. Please file the agreements and contracts as exhibits to the Form 8-K. Please note that the Commission has a system allowing companies to request confidential treatment of information required to be filed under the Exchange Act. See Rule 24b-2 under the Exchange Act. If you wish to request confidential treatment for portions of the agreements filed as exhibits to the Form 8-K, you may submit a confidential treatment request of the Office of the Secretary. For guidance in preparing a confidential treatment request you may wish to refer to Staff Legal Bulletin No. 1 (CF) and its Addendum which is available on the Commission’s website.

Response:

We have filed the two municipal contracts as exhibits to this current report on Form 8-K/A.

Liquidity and Capital Resources, page 19; Credit Agreement with Comerica Bank, page 20

3.	We note use of the mark “[*]” indicating omission of information in these subsections. Please include the information by amendment to the Form 8-K.

Response:

We have provided the information which was omitted in certain subsections in accordance with this comment.

Common Stock, Page 26

4.	Refer to comment 22 in our letter dated December 2, 2014. As requested previously, please disclose whether holders of your common stock are entitled to cumulative voting rights.

Response:

We have disclosed in this section that our holders of common stock are not entitled to cumulative voting rights.

Exhibit 10.3

5.
It appears you did not filed exhibits A, C, D, E, and F to exhibit 10.3. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments to an exhibit. Please refile by amendment to the Form 8-K exhibit 10.3 with all of its attachments.

Response:

We have refiled by amendment to the Form 8-K exhibit 10.3 with all of its attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

By:	/s/ Jeffrey S. Cosman
Jeffrey S. Cosman
Chief Executive Officer